Chemical Banking Corporation                 NEWS RELEASE




Investor Contacts:   John Borden              Press Contacts:   Ken Herz
                     212-270-7318                               212-270-4612
                     Terry Mangan                               John Meyers
                     212-270-7331                               212-270-7454


     New York, March 8, 1995 -- Chemical Banking Corporation today announced a definitive agreement to sell its wholly-owned subsidiary, Chemical Bank New Jersey, to PNC Bank Corp. for $504 million. As part of the purchase price, PNC Bank Corp. has the option to issue up to $300 million of perpetual preferred stock to Chemical Banking Corporation.

     The sale does not include Chemical's franchise in northeastern
New Jersey, where Chemical is retaining 40 branches and commercial banking offices in Bergen, Essex, Hudson, Morris, Passaic and Union counties. Chemical will also retain Princeton Bank and Trust Company and its offices in Montclair, Morristown, Ridgewood and Summit.

     The sale, which is expected to close by the end of the year, subject to regulatory approvals, includes 84 branches in 15 counties in central and southern New Jersey and approximately $2.9 billion in deposits and $2.3 billion in loans.

     "The sale underscores Chemical's strategy to focus sharply on the metropolitan New York region, of which the six counties of northeastern New Jersey are a key part. We are already the leader in the region in serving consumers, small businesses and middle market companies and in managing personal trust and estate assets," said Walter V. Shipley, chairman and chief executive officer of Chemical Banking Corporation.

     Chemical has recently strengthened further its presence in northern New Jersey with new branches in Fort Lee, Mahwah and Palisades Park.

     "I am pleased with our agreement with PNC Bank because our compatible cultures and business strategies should create a smoooth trasnsition for customers and employees," said Aristides W. Georgantas, chairman and chief executive officer of Chemical Bank New Jersey.

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